

**SULTAN MINERALS INC.**

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

**SUL-TSX VENTURE**



May 5, 2006

SUPPL

**VIA FEDERAL EXPRESS**


SEC MAIL PROCESSING
RECEIVED
MAY 08 2006
WASH. D.C.
209 SECTION

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,



Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

MAY 11 2006
THOMSON
FINANCIAL

Enclosures

United States Sec Filing
May 5, 2006

**Sultan Minerals Inc.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

---

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Releases**

1. Sultan Minerals News Release – Dated April 5, 2006
2. Sultan Minerals News Release – Dated April 19, 2006
3. Sultan Minerals News Release – Dated April 25, 2006

**Correspondence with Securities Commission(s)**

4. Notice of Meeting & Record Date – dated April 21, 2006
5. Notice Form 45-102F1 – dated April 13, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 0 8 2006
WASH. D.C. 209 SECTION

# SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 5, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS PLANS DRILLING TO EXPAND RESOURCE ON KENA GOLD-SILVER PROPERTY

**Sultan Minerals Inc.** (SUL-TSX-Venture) ("Sultan") is pleased to announce that due to the very favourable gold price the company plans to undertake an aggressive exploration drill program on its Kena Gold-Silver Property. The exploration program will attempt to expand the gold resource announced in the NI 43-101 report of June 2004. The work program will be run in conjunction with the ongoing drilling program at the Jersey-Emerald Molybdenum-Tungsten Property.

The Kena Gold-Silver Property is located 15 kilometre northwest of the historic Ymir gold camp in south-eastern British Columbia. The mineralization is hosted in Rossland Group volcanics and lies 60 kilometre northeast of the historic Rossland Mining Camp, BC's second largest gold camp, which produced 3.0 million ounces of gold.

The 8,000 hectare Kena Property encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits. The property also hosts the historic, high-grade Silver King silver mine and the Kena Copper Zone, a large copper porphyry target. On the property marginal to the large porphyry systems, there are several smaller, high-grade, gold-veins with historic gold production from the late 1800's and early 1900's.

Of particular interest to Sultan is a 7.0 kilometre long gold soil anomaly located near the north end of the property. This gold enriched zone was discovered in 1886 by the Geological Survey of Canada when it was described as a low grade gold deposit with almost unlimited gold potential. The zone hosts both the Kena Gold and Gold Mountain Zones.

### Gold Mountain and Kena Gold Zones

On June 7, 2004, Sultan filed preliminary resource estimates in a NI 43-101 compliant technical report prepared by consultants Linda Dandy, P.Geo. and Gary Giroux, P.Eng. The report shows that by using **a 0.3 g/T cut-off grade for gold, the Gold Mountain and Kena Gold Zones have a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold and an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold** (see News Release of June 7, 2004). **The study shows that the resource has potential for expansion with additional diamond drilling.**

Drilling on the Gold Mountain Zone has shown that the deposit is bi-modal containing both bulk tonnage porphyry style gold mineralization and narrower, very high-grade gold shoots. Bulk tonnage mineralization is typified by **drill holes 01GM-1 which assayed 1.16 g/T gold across 106.0 metres, 01GM-3 which assayed 1.87 g/T gold (cut) across 116.0 metres, 01GM-5 which assayed 1.14 g/T gold across 130.0 metres and 01GM-8 which assayed 1.15 g/T gold (cut) across 160.0 metres. Examples of the very high-grade gold shoots are seen in hole 01GM-03 where a 1.23 metre interval assayed 240.07 g/T gold and hole 01GM-08 where a 2.0 metre interval assayed 172.10 g/T gold.**

Sultan's consultant, P&L Geological Services, suggests that a $1.2 million exploration program, recommended in the 2004 technical report, should now be implemented. This program is designed to expand the resource on the Kena and Gold Mountain Zones and to upgrade areas of inferred resources into the measured and indicated categories.

**Silver King Mine**

An exploration program of trenching and diamond drilling is recommended for the recently discovered extension of the historic high-grade silver-copper mineralization at the Silver King Mine located 1,500 metres southwest of the Kena Gold Zone.

In December, a program of excavator trenching was carried out over this new discovery. The highlight of the trenching program was Trench 1. Trench 1 cut a 16 metre wide zone of disseminated mineralization that assayed 0.69% copper and 188.6 g/T (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0-metre wide section that assayed 1.19% copper and 593.0 g/T (17.30 oz/ton) silver.

Sultan's consulting geologists recommend that additional trenching and diamond drill testing be carried out to determine the dimensions and grade of the disseminated mineralization which remains open in all directions.

**South Gold Zone and Kena Copper Zone**

Two adjacent mineralized areas, referred to as the South Gold Zone and the Kena Copper Zone, lie approximately 2 kilometre south of the Kena Gold Zone. The Kena Copper Zone is overlain by a prominent 2.5 kilometre long copper soil geochemical anomaly. Adjacent, to the west, is a 1.2 kilometre long gold soil geochemical anomaly overlying the South Gold Zone. The south end of the copper soil anomaly overlaps with the south end of the gold soil anomaly. No prior trenching or drilling has been undertaken in the area of the overlapping gold and copper soil anomalies and follow up exploration work is now recommended.

Linda Dandy, P.Geo., of P&L Geological Services is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

**Arthur G. Troup, P.Eng.**
President

For further information please contact:
**Investor Relations** at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

# SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com


April 19, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS' REPLY TO TAYLOR ARTICLE

It has come to the Company's attention that a recent issue of **Stockwatch** referred to a March 15, 2006, article by a newsletter writer recommending the sale of the Company's shares ("Taylor says sell Sultan Minerals" – Stockwatch, April 17, 2006). The Company wishes to point out that a number of significant developments have occurred since Mr. Taylor's article was written on March 15th :

- Gold prices have increased by approximately $80 per ounce prompting a reassessment of the Company's Kena Gold Property. The Kena Property has **a measured and indicated resource of 541,000 ounces of gold contained in 24,860,000 tonnes** (average grade 0.68 g/tonne at 0.3 g/tonne cut off) and an additional **inferred resource of 557,000 ounces of gold contained in 25,800,000 tonnes** (average grade 0.67 g/tonne at 0.3 g/tonne cut off). The existing resource has potential for expansion with additional diamond drilling and there are untested porphyry silver and porphyry copper targets on the property. Please refer to News Release of April 5, 2006.
- On April 10, 2006 the Company commenced a diamond-drilling program on the East Emerald Tungsten Zone on its Jersey-Emerald Property (see News Release of March 28, 2006). Drilling is presently underway approximately 2,500 feet west of the East Dodger Molybdenum discovery and is designed to confirm the tungsten grades intersected in historic holes drilled by Wartime Metals Ltd. in 1941 and 1942 and by Placer Dome in the 1960's (see News Release of March 6, 2006). Confirmation of these results will allow the Company to assess and complete a resource study on the historic data from more than 1,000 diamond drillholes that intersected the Tungsten mineralization. The present drill program will also test for molybdenum mineralization that is believed to lie immediately under the tungsten-bearing zone.
- Metallurgical test-work is presently underway on drill core samples from the East Dodger Molybdenum Zone on the Jersey-Emerald Property and permitting is in place for additional underground drilling and drifting.

The Company suggests that shareholders give careful consideration to these developments in assessing the out-of-date Taylor article.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines, is managing the exploration drill program and completing a geological review of historic Tungsten data from the property. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.


**Arthur G. Troup, P.Eng.**
President

For further information please contact:
**Investor Relations** at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

**SULTAN MINERALS INC.**
**Suite 1400 – 570 Granville Street**
**Vancouver, B.C. V6C 3P1**
**www.sultanminerals.com**

April 25, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

# SULTAN MINERALS ANNOUNCES 3,000,000 UNIT PRIVATE PLACEMENT

**Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan")** is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 3,000,000 units (the "Units") at a price of $0.20 per Unit, for gross proceeds of up to $600,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 12 months from closing, at an exercise price of $0.30 per share.

There are no finders' fees or commissions payable in relation to the private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of issuance. Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in British Columbia and for general working capital.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information please contact:
**Investor Relations**
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 21, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: SULTAN MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification : 86556L100/CA86556L1004/COMMON
3. CUSIP/Class of Security entitled to vote : 86556L100/CA86556L1004/COMMON
4. Record Date for Notice : 15 May 2006
5. Record date for Voting : 15 May 2006
6. Beneficial Ownership determination date : 15 May 2006
7. Meeting Date : 21 Jun 2006
8. Meeting Location : Vancouver, BC

Yours Truly

*Linda Kelly*
**Meeting Specialist**
**Computershare Investor Services Inc.**
**3rd Floor, 510 Burrard Street**
**Vancouver, B.C. V6C 3B9**
**Tel: 604.661.9400 Ext 4083**
**Fax: 604.661.9401**

**Form 45-102F1**

**Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities***

**Reporting issuer**

1. Name of reporting issuer: Sultan Minerals Inc.

**Selling security holder**

2. Your name: Frank A. Lang

3. The offices or positions you hold in the reporting issuer: Chairman of the Board

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 5,717,383 common shares

**Distribution**

6. Number and class of securities you propose to sell: up to 2,000,000 common shares

7. Will you sell the securities privately or on an exchange or market? Both. If on an exchange or market, provide the name. TSX Venture Exchange

**Warning**

**It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.**

**Certificate**

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: April 13, 2006

Frank A. Lang
Your name (Selling security holder)

"Frank A. Lang"
Your signature (or if a company, the signature of your authorized signatory)

______________________
Name of your authorized signatory